------------------------
                                                              OMB APPROVAL
                                                        ------------------------
                 SECURITIES AND EXCHANGE COMMISSION     OMB Number: 3235-0145
                       WASHINGTON, D.C. 20549           Expires: August 31, 1999
                                                        Estimated average burden
                                                        hours per form....14.90
                                                        ------------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                       MCNEIL REAL ESTATE FUND XXVII, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Units of Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 Not Applicable
                  -------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                   85 Broad Street, New York, New York 10004
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 31, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                   ---------------------
CUSIP NO. Not Applicable                                    PAGE 2 OF 10 PAGES
------------------------                                   ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     WXI/McN Realty L.L.C.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    -0-
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      -0-
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
CUSIP NO. Not Applicable                                    PAGE 3 OF 10 PAGES
------------------------                                   ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Whitehall Street Real Estate Limited Partnership XI
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    -0-
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      -0-
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
CUSIP NO. Not Applicable                                    PAGE 4 OF 10 PAGES
------------------------                                   ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     WH Advisors, L.L.C. XI
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    -0-
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      -0-
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
CUSIP NO. Not Applicable                                    PAGE 5 OF 10 PAGES
------------------------                                   ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    -0-
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      -0-
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC/CO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
CUSIP NO. Not Applicable                                    PAGE 6 OF 10 PAGES
------------------------                                   ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    -0-
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      -0-
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN/BD/IA
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable                                    PAGE 7 OF 10 PAGES



WXI/McN Realty L.L.C. ("WXI/McN"), Whitehall Street Real Estate Limited Partnership XI ("Whitehall"), WH Advisors, L.L.C. XI ("WH Advisors, L.L.C."), Goldman, Sachs & Co. ("GS&Co.") and The Goldman Sachs Group, Inc. ("GS Group") hereby amend the report on Schedule 13D, dated August 16, 1999 (the "Schedule 13D"), filed in respect of the Units of Limited Partnership Interests (the "Partnership Units") of McNeil Real Estate Fund XXVII, L.P., a Delaware limited partnership (the "Partnership"). Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.
         Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

         On January 31, 2000, a subsidiary of WXI/McN entered into a loan agreement (the "Commercial Loan Agreement") with General Electric Capital
Corporation ("GECC") pursuant to which GECC has agreed to lend to such subsidiary up to an aggregate amount of approximately $109,185,728.00 to partially finance the acquisition of the McNeil Partnerships and to provide a working capital and leasing facility with respect to certain commercial properties owned by the McNeil Partnerships. The foregoing description is qualified by reference to the Commercial Loan Agreement, which is attached as
Exhibit 5 hereto and is incorporated herein by reference in its entirety.

         On January 31, 2000, subsidiaries of WXI/McN entered into a loan agreement made as of January 1, 2000 (the "Multifamily Loan Agreement") with Amresco Capital, L.P. ("Amresco") pursuant to which Amresco has agreed to lend to such subsidiaries up to an aggregate amount of approximately $195,783,261.00 to partially finance the acquisition of the McNeil Partnerships. The foregoing description is qualified by reference to the Multifamily Loan Agreement, which is attached hereto as Exhibit 6 and is incorporated herein by reference in its entirety.

Item 4.  Purpose of Transaction.
         Item 4 of Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

         On January 31, 2000, the merger (the "Merger") of a subsidiary of WXI/McN with and into the Partnership as contemplated by the Master Agreement was consummated. In connection with the Merger, all outstanding units of limited partnership interest in the Partnership were converted into the right to receive $9.88 in cash per unit of limited partnership interest. In addition, on January 31, 2000, a special distribution of approximately $1.10 in cash per unit of limited partnership interest in the Partnership was declared, thus entitling limited partners of the Partnership to receive an aggregate of approximately $10.98 in cash per unit of limited partnership interest.

CUSIP No. Not Applicable                                    PAGE 8 OF 10 PAGES



Item 7.  Material to be Filed as Exhibits.
         Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

         Exhibit No.      Exhibit
         -----------      -------

             5.           Loan  Agreement,   dated  January  31,  2000,  between
                          WXI/MCN Commercial Real Estate Limited Partnership and General Electric Capital Corporation.

             6. Loan Agreement, made as of January 1, 2000, among WXI/MCN Multifamily Real Estate Limited Partnership, Brendon Way Fund XII Associates, Castle Bluff Fund XII Associates L.P., Embarcadero Associates and Amresco Capital, L.P.

CUSIP NO. Not Applicable                                    PAGE 9 OF 10 PAGES


                                    SIGNATURE

         After reasonable inquiry and to our best knowledge and belief, we certify that the information set forth in this statement is true complete and correct.

Dated:  February 10, 2000

                                   WXI/McN REALTY L.L.C.

                                   By: /s/ Susan Sack
                                       ----------------------------------------
                                       Name:  Susan Sack
                                       Title: Vice President

                                   WHITEHALL STREET REAL ESTATE
                                   LIMITED PARTNERSHIP XI

                                   By:  WH Advisors, L.L.C. XI,
                                        its general partner


                                   By: /s/ Susan Sack
                                       ----------------------------------------
                                       Name:  Susan Sack
                                       Title: Vice President

                                   WH ADVISORS, L.L.C. XI


                                   By: /s/ Susan Sack
                                       ----------------------------------------
                                       Name:  Susan Sack
                                       Title: Vice President

CUSIP NO. Not Applicable                                    PAGE 10 OF 10 PAGES



                                   THE GOLDMAN SACHS GROUP, INC.


                                   By: /s/ Roger S. Begelman
                                       ----------------------------------------
                                       Name:  Roger S. Begelman
                                       Title: Attorney-in-Fact

                                   GOLDMAN, SACHS & CO.


                                   By: /s/ Roger S. Begelman
                                       ----------------------------------------
                                       Name:  Roger S. Begelman
                                       Title: Attorney-in-Fact